SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ashland Global Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

044186104
(CUSIP Number)

Ricky C. Sandler
Eminence Capital, LP
399 Park Avenue, 25th Floor
New York, New York 10022
(212) 418-2100

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044186104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,633,077 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,633,077 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,633,077 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 044186104	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,445 shares of Common Stock
	8	SHARED VOTING POWER 5,633,077 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,445 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,633,077 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,636,522 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 044186104	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 1 to the Schedule 13D (this "Amendment No. 1") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ashland Global Holdings Inc., a Delaware corporation (the "Issuer") and amends the Schedule 13D filed on June 13, 2019 (the "Original Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 is being filed to amend Items 2(a), 3, 4 and 5(a)-(c) of the Schedule 13D as follows:

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is filed by Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital") and Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler," and together with Eminence Capital, the "Reporting Persons").

Eminence Capital serves as the management company or investment adviser to, and may be deemed to have shared voting and dispositive power over the shares of Common Stock held by, various investment funds (the "Eminence Funds") and separately managed accounts (the "Eminence SMAs," and together with the Eminence Funds, the "Eminence Funds and SMAs") under its management and control. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock held by the Eminence Funds and SMAs and sole voting and dispositive power with respect to the Common Stock directly owned by family accounts and other related accounts over which Mr. Sandler has investment discretion (the "Family Accounts").

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $429,304,120 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein with respect to the (i) Family Accounts is available funds and (ii) Eminence Funds and SMAs is the working capital of each of the Eminence Funds and SMAs for the shares held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by each of the Eminence Funds in commingled margin accounts, which may extend margin credit to the Eminence Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CUSIP No. 044186104	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 9, 2019, the Issuer filed its definitive proxy statement for the 2020 annual meeting of stockholders (the "Proxy Statement") including Mr. Sandler as a director nominee on the Issuer's slates of nominees.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 60,228,019 shares of Common Stock outstanding as of December 2, 2019 as set forth in the Issuer's Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on December 9, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information regarding transactions in the shares of Common Stock that have been effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A which is attached hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP No. 044186104	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 12, 2019

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as Chief Executive Officer of Eminence Capital, LP

CUSIP No. 044186104	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING
PERSONS DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)

12/09/2019	380,000	75.52
12/10/2019	175,000	75.91